Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152543

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
$1,000,000,000 3.850% Senior Notes due July 27, 2012	$1,000,000,000	$55,800

(1)

Calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”). Pursuant to Rule 457(p) of the Securities Act, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to Registration Statement on Form S-3 (No. 333-126592) and have been carried forward, of which $28,764 is offset against the registration fee due for this offering and $0 remains available for future registration fees.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-152543

PRICING SUPPLEMENT No. 3 dated July 22, 2009

(To prospectus dated July 25, 2008 and

prospectus supplement dated April 27, 2009)

BB&T CORPORATION

Medium-Term Notes, Series A (Senior)

Medium-Term Notes, Series B (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 25, 2008, as supplemented by the prospectus supplement, dated April 27, 2009 (as so supplemented, together with all documents incorporated by reference, the “prospectus”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP No.: 05531FAC7	Issue Price (Dollar Amount and Percentage of Principal Amount):
Series:	Amount: $999,610,000 / 99.961%
☒ Series A (Senior)	Net Proceeds to the Company: $997,110,000
☐ Series B (Subordinated)
Interest Rate/Initial Interest Rate: 3.850%
Form of Note:
Interest Payment Dates: January 27 and July 27 of each year, commencing January 27, 2010
☒ Book-Entry
☐ Certificated	Regular Record Dates: January 12 and July 12

Principal Amount: $1,000,000,000	Interest Determination Dates:
Trade Date: July 22, 2009	Interest Reset Dates:
Original Issue Date: July 27, 2009	Index Source:
Maturity Date: July 27, 2012	Index Maturity:

Base Rate (and, if applicable,	Spread:
related Interest Periods):
Spread Multiplier:
☒ Fixed Rate Note	Maximum Interest Rate:
☐ Commercial Paper Rate Note
☐ Federal Funds Rate Note	Day Count: 30 / 360
☐ Federal Funds (Effective) Rate
☐ Federal Funds Open Rate	Minimum Interest Rate:
☐ Federal Funds Target Rate
☐ LIBOR Note	For Original Issue Discount Notes:
☐ EURIBOR Note
☐ Prime Rate Note	Original Issue Discount:
☐ CD Rate Note
☐ Treasury Rate Note	Yield to maturity:
☐ CMT Rate Note
☐ Reuters Page FRBCMT	Original Issue Discount Notes:
☐ Reuters Page FEDCMT	☐ Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the maturity thereof.
☐ One-Week ☐ One-Month
☐ Other Base Rate (as described below)
☐ Zero Coupon Note	☐ For Federal income tax purposes only.

☒ Underwritten Basis
☐ Agent Basis

The notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Investing in the notes involves risk. See “Risk Factors” beginning on page S-1 of the prospectus supplement and on page 4 of our Annual Report on Form 10-K for the year ended December 31, 2008 incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriters’ Commissions or Discounts	Proceeds to Us
Per Note(1)	99.961%	0.250%	99.711%
Total	$999,610,000	$2,500,000	$997,110,000

(1)	Plus accrued interest, if any, from July 27, 2009 if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about July 27, 2009.

Joint Bookrunners

BB&T Capital Markets	Morgan Stanley	UBS Investment Bank

July 22, 2009

RECENT DEVELOPMENTS

Enhanced Trust Preferred Securities Offering

Concurrently with this offering, under a separate prospectus supplement, we and BB&T Capital Trust VI, a statutory trust formed under the laws of the State of Delaware (the “Trust”), priced, on July 21, 2009, a public offering of $500,000,000 aggregate principal amount of the Trust’s Enhanced Trust Preferred Securities (the “Capital Securities”), representing preferred beneficial interests in the Trust, pursuant to an Underwriting Agreement dated July 21, 2009, among us, the Trust, and Banc of America Securities LLC and Morgan Stanley & Co. Incorporated, each as a representative of the underwriters named in Schedule II thereto. The underwriters also may purchase up to an additional $75,000,000 aggregate principal amount of the Capital Securities within 30 days of the date of the prospectus supplement in order to cover over-allotments, if any. Pursuant to a Guarantee Agreement to be entered in connection with settlement among us and U.S. Bank National Association, as guarantee trustee, we have guaranteed payment of distributions or amounts payable on redemption or liquidation of the Capital Securities to the extent that the Trust has funds available to make such payments; provided, however, that we will not guarantee payments when the Trust does not have sufficient funds to make payments on the Capital Securities. We anticipate that the offering of the Capital Securities will generate net proceeds, after underwriting commissions and discounts and expenses payable by us, of $484,863,750 (or $557,501,250 if the over-allotment option is exercised in full), which proceeds, together with the proceeds from the sale by the Trust of its common securities, will be invested by the Trust in our junior subordinated debentures, initially due August 1, 2064. The completion of this offering is not conditioned on the completion of the Capital Securities offering.

Repayment of Our Capital Purchase Program Investment

On June 17, 2009, we repurchased all 3,133.64 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (the “Series C Preferred Stock”) issued to the U.S. Treasury on November 14, 2008, as part of the Troubled Asset Relief Program—Capital Purchase Program (the “Capital Purchase Program”). The aggregate purchase price that we paid to the U.S. Treasury for the Series C Preferred Stock was approximately $3.1 billion, including approximately $13.9 million of accrued and unpaid dividends. On May 1, 2009, we provided notice to the U.S. Treasury of our intent to repurchase the warrant to purchase up to 13,902,573 shares of our common stock (the “Warrant”), also issued to the U.S. Treasury on November 14, 2008, as part of the Capital Purchase Program. On June 24, 2009, we supplemented our notice to the U.S. Treasury by providing a fair market value determination of the repurchase price for the Warrant. The terms of the Warrant provide an appraisal procedure and the U.S. Treasury has established a process through which we determined the purchase price of the Warrant with the U.S. Treasury based on market prices for comparable securities and values determined through option-pricing financial modeling with the assistance of third party consultants. On July 22, 2009, we repurchased the Warrant from the U.S. Treasury for approximately $67 million.

Actions by Ratings Agencies

On April 21, 2009, Moody’s Investors Service (“Moody’s”) downgraded our long-term credit rating to “A1” from “Aa3” and confirmed a negative outlook due to Branch Bank’s exposure to commercial and residential real estate loans.

On June 17, 2009, Standard & Poor’s Ratings Services (“S&P”) downgraded our long-term credit rating to “A” from “A+” and provided a “stable” outlook due to S&P’s expectation that asset quality and earnings will remain under pressure through 2010.

On July 17, 2009, Fitch Ratings (“Fitch”) downgraded our long-term issuer default rating to “A+” from “AA-” and confirmed a negative outlook due to increased credit issues across various portions of our consumer and commercial loan portfolios caused by the deteriorating economic environment. Further, Fitch widened the notching on our outstanding hybrid securities.

Second Quarter 2009 Preliminary Financial Results

The following information is preliminary and, as a result, during the course of the preparation of our final consolidated financial statements and the related notes for the second quarter of 2009 and the completion of our quarterly closing procedures and analyses, we may identify items that would require us to adjust the preliminary financial results presented below. These preliminary financial results should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008.

Second Quarter 2009 Earnings

Our second quarter of 2009 net income was $208 million and net income available to common shareholders was $121 million, or $.20 per diluted common share, compared with $428 million, or $.78 per diluted common share, earned during the second quarter of 2008.

Results for the quarter were reduced by a special assessment from the FDIC totaling $.07 per diluted share and accelerated amortization on the Series C Preferred Stock, which we repurchased on June 17, 2009, totaling $.08 per diluted share. These costs were partially offset by gains on sales of securities and extinguishment of debt, which increased earnings per diluted share by $.06.

Our second quarter of 2009 net income produced annualized returns on average assets and average common shareholders’ equity of .56% and 3.43%, respectively, compared to prior year returns of 1.28% and 13.27%, respectively.

Nonperforming Assets and Credit Losses Increase

Nonperforming assets, as a percentage of total assets, increased to 2.19% at June 30, 2009, compared to 1.92% at March 31, 2009. Annualized net charge-offs were 1.81% of average loans and leases for the second quarter of 2009, up from 1.58% in the first quarter of 2009. The increase in net charge-offs largely resulted from further deterioration in housing-related portfolios, including mortgage, home equity and consumer real estate. In particular, our consumer real estate portfolio, which is composed of loans made to individuals to purchase developed lots, experienced significant deterioration in the quarter.

The provision for credit losses totaled $701 million in the second quarter of 2009, an increase of $371 million compared to the same quarter last year, and exceeded net charge-offs by $250 million. The higher provision increased the allowance for loan and lease losses as a percentage of loans held for investment to 2.19% at June 30, 2009, compared to 1.94% at March 31, 2009, 1.62% at December 31, 2008 and 1.33% at June 30, 2008. The increases in net charge-offs, nonperforming assets and the provision for credit losses were driven by continued deterioration in housing-related credits and deterioration in consumer real estate. The largest concentration of housing-related credit issues occurring in Georgia, Florida and metropolitan Washington, D.C.

USE OF PROCEEDS

The proceeds from the sale of the notes will be used for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of any of the junior subordinated debentures as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us or our subsidiaries for the periods indicated below were as follows:

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings to Fixed Charges:
Including interest on deposits:	1.66x	1.70x	1.67x	1.63x	1.76x	2.22x	2.88x
Excluding interest on deposits:	2.60x	2.91x	2.77x	2.77x	3.25x	4.17x	5.62x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on the Series C Preferred Stock) less earnings attributable to noncontrolling interest. Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on the Series C Preferred Stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our Series C preferred stock and all amortization of debt issuance costs.

As of the date of this prospectus, we have no preferred stock outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a terms agreement, dated as of July 22, 2009, with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the principal amount of notes set forth opposite its name below:

Underwriters	Principal Amount of Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$333,333,000
Morgan Stanley & Co. Incorporated	333,334,000
UBS Securities LLC	333,333,000

Total	$1,000,000,000

We have been advised by the underwriters that they propose initially to offer the notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the notes to certain dealers at the public offering price less a concession not in excess of 0.15% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.075% of the principal amount of the notes. After the initial public offering, the public offering price and these concessions may be changed from time to time.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the notes if any are purchased.

To facilitate the offering of these notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these notes. Specifically, the underwriters may overallot in connection with any offering of these notes, creating a short position in these notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these notes, the underwriters may bid for, and purchase, these notes in the open market. Finally, in any offering of these notes through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the notes, excluding the underwriters’ discounts, will be approximately $90,000.

In the course of their respective businesses, our underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. Some of the underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

PS-5